VIA EDGAR AND FACSIMILE

June 28, 2006

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D. C. 20549 Attention: Jason Niethamer

Re:	Form 20-F for the Fiscal Year Ended December 31, 2005 Filed March 13, 2006 Form 6-K filed April 24, 2006 File No. 000-28584

Ladies and Gentlemen:

Check Point Software Technologies Ltd. (the “Company” or “we”) respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated June 6, 2006 (the “Comment Letter”). We refer the Staff to the Company’s letter submitted to the Staff as correspondence on June 8, 2006, in which we confirmed that we would submit this response to the Comment Letter by June 28, 2006.

To facilitate your review of the Company’s responses to the comments by the Staff as set forth in the Comment Letter, we have reproduced below the Staff’s comment followed by our response.

Form 20-F for Fiscal Year Ended December 31, 2005

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 39

1.	In your discussion of the results of operations, you sometimes refer to two or more sources as components that contributed to a material change. Quantify the amount of the change that was due to each of the factors or events that you identify. Some examples of items that should be quantified include the following (note that this list is not intended to be all-inclusive):

—	The increase in revenues in 2004 attributable to organic growth and the inclusion of Zone Labs' operations;
—	The increase in revenues in 2005 due to growth in product sales, the continued strengthening of subscription and support sales, and the inclusion of Zone Labs’ operations for a full year;
—	The increase in subscription and support sales attributable to greater account coverage of the new comprehensive subscription and support programs and growth of the SmartDefense service and the consumer business;
—	The increase in cost of revenues in 2004 attributable to the inclusion of expenses of Zone Labs’operations, amortization of intangible assets starting in the second quarter of 2004, and the increase in sales of hardware-based products;
—	The increase in cost of revenues in 2005 attributable to the inclusion of Zone Labs' operations for a full year;
—	The increased sales and marketing expense in 2004 due to the inclusion of Zone Labs’ operations, the increase in compensation expenses, increase in marketing activities, and the continued strengthening of the Euro; and
—	The increase in general and administrative expenses in 2004 due to the inclusion of Zone Labs’ operations and a market increase in insurance costs.

Refer to Section III.D of SEC Release 33-6835. Revise future filings accordingly.

The Company respectfully submits that, in future filings with the Commission, it will quantify, where possible, the contribution of two or more factors that the Company has identified which caused a material change in a financial statement line item in accordance with Section III.D of SEC Release 33-6835. The Company further submits that, in order to improve disclosure in its future filings with the Commission, it will also revise its discussion of prior periods in the “Results of Operations” section of its Annual Report on Form 20-F for the fiscal year ending December 31, 2006 in accordance with the Staff’s comment.

Item 15. Controls and Procedures, page 78

2.	Please tell us whether the Principal Executive Officer and Principal Financial Officer concluded that your disclosure controls and procedures were effective based upon the full definition contained in Rule 13a-15(e). That is, tell us, and confirm that you will disclose in future filings, whether your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

In response to the Staff’s comment, the Company hereby confirms that its management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures, as such term is defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the end of the period covered by the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005. Based on that evaluation, the Company’s chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that (i) information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and (ii) that such information is accumulated and communicated to management, including the Company’s chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Furthermore, the Company hereby confirms that it will disclose in future filings whether its chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Notes to Consolidated Financial Statements

Note 2: - Significant Accounting Policies

j. Revenue recognition, page F-15

3.	We note your disclosures here and on page 35 that “VSOE of fair value of the undelivered elements (software subscription, support, consulting services and training) is determined based on the price charged for the undelivered element when sold separately or renewed.” Please explain how you have determined that you can reasonably estimate fair value of each undelivered element. Tell us how you considered the guidance in paragraphs 10 and 57 of SOP 97-2. We also note your disclosure on page 35 that “[s]uch determination is judgmental and for most contracts is based on normal pricing and discounting practices for those elements in similar arrangements.” Please explain what you mean by this disclosure and describe the process you use to evaluate the various factors that affect your VSOE (e.g. purchase volume, competitive pricing, duration of the arrangement, region, distribution channel and specific requirements of the order). In this regard, we note your disclosure on page 19 that you “package and market [y]our products and services under different names and at a variety of prices.”

In response to the Staff’s comment, the Company respectfully submits that, in determining the fair value of undelivered elements such as software subscription, support and consulting services, the Company determines the VSOE for such element based on the price charged when the element is sold separately.

We offer our products and services to enterprises and consumers. Services are not required for the purchase of products and are purchased separately. Enterprises are comprised of large, medium and small businesses. Products are tailored to the size of the company based on licensing restrictions. For example, we may offer a twenty-five person license to a small business, whereas we may offer an unlimited license for a large organization. Our consumer sales are directed at individual consumers for personal computers.

For our enterprise customers we offer enterprise-based support programs which includes updates (when and if available), new releases and bug fixes (referred to as software subscriptions) and technical support services. We also offer training materials as a separate arrangement which is not linked to the sale of the software products. Training services are offered through third party authorized training centers, which manage training and offer courses on the Company’s products. Revenues from sales of training materials totaled $4.7 million in 2005 (0.8% of our consolidated revenues). Consulting services are offered to our enterprise customers to assist in configuration, installation and use of new products. Typically however, consulting services are provided by the Company’s channel partners and accordingly the Company does not receive consideration or record revenue for such services provided by our partners. In limited cases, the enterprise customer elects to receive the consulting services from the Company directly, in which case we do generate revenue. Revenues from consulting services provided by the Company totaled $1.2 million in 2005 (0.2% of our consolidated revenues).

For consumers, we offer software subscription and technical support services.

The Company determines the fair value of each type of undelivered element as follow:

1)	Software subscription and support:

For enterprise customers, we determine the fair value based on the renewal prices charged for our software subscription and support services. The Company offers three levels of service (Software subscription, Standard and Premium) based on services offered, response time, and hours available. The Company has defined four classes of customers, which are based on the total gross value of the Company’s licensed software products purchased by a customer. The renewal prices for each service level offered are priced as a fixed percentage of the total gross value of the licensed software products purchased by a customer, as set forth in the chart below represented by the dollar amounts ($0 through $499,999).

	List Price
List price of total licensed software products purchased by customer	Software subscription	Standard	Premium
$0-$49,999	15.0%	30.0%	40.0%
$50,000-$99,999	14.5%	28.0%	36.0%
$100,000-$249,999	14.0%	26.0%	33.0%
$250,000-$499,999	13.5%	24.0%	30.0%

The Company sells its products through channel partners (distributers and value added resellers, or VAR). The distributor receives a 20% discount on the prices set above and VAR receives a 15% discount on the prices set above.

For our consumer customers, we determine the fair value based on the renewal prices charged for our software subscription and support services for the different products offered. The renewal prices are based on the Company’s list price. There is only one customer class for consumer products.

2)	Training: Training materials are offered as a separate arrangement which is not linked to the sale of the software and are charged in accordance with our standard list price. As such, no determination of VSOE is required. Future filings will be revised to disclose it appropriately.

3)	Consulting: Consulting services are sold on a stand alone basis and are charged in accordance with our standard list price.

We considered the guidance in paragraphs 10 and 57 of SOP 97-2, and determined VSOE for software subscription and support based on the price charged when the element is sold separately (that is, the renewal rate). For our software subscription and support services of our enterprise products, we considered the guidance in AICPA Technical Practice Aid 5100.55, Fair Value of PCS With a Consistent Renewal Percentage (But Varying Renewal Dollar Amounts) and Software Revenue Recognition, which supports the acceptability of variation in the dollar amount of pricing but only when the post-contract support, or PCS, rate is expressed as a consistently applied percentage of the stipulated license fee.

The Company determined that a substantial majority of its renewals (as set forth below) are priced within a narrow range of plus or minus 15% of the list price detailed above, and therefore determined that the actual prices charged demonstrates that VSOE of the fair value of undelivered elements exists.

1)	Software subscription and support:

For enterprise customers:

	Percentage of renewals within a narrow range of plus or minus 15% of list price
List price of total licensed software products purchased by customer	Software subscription	Standard	Premium
$0-$49,999	98%	99%	99%
$50,000-$99,999	96%	97%	98%
$100,000-$249,999	93%	95%	94%
$250,000-$499,999	93%	89%	88%

For consumer customers, 100% of renewals are within a narrow range of plus or minus 15% of the list price of the different products offered.

2)	Professional services: 87% of stand alone sales when sold separately are within a narrow range of plus or minus 15% of the list price.

4.	You indicate that, in 2005, you reported revenue related to the sale of the right to use one of the Company’s patents for an unlimited period. Tell us more about this arrangement, including the facts and circumstances surrounding the initiation of the sale and the amount of related revenue reported. Indicate whether you plan to consummate more of these types of sales. Explain how you determined that the income was a result of your ongoing major or central operations to be reported as revenue per FASB Concepts Statement No. 6. In addition, explain how you determined that each of the criteria of SAB 104 was met before you recognized revenue from this arrangement.

The Company respectfully submits that, in 2005, it sold a perpetual license to use one of the Zone Labs patents to Sygate for total cash consideration of $18.5 million.

Zone Labs, one of the Company’s subsidiaries, was involved in litigation with Sygate regarding Sygate’s alleged infringement of the subsequently licensed patent. The Company and Sygate had ostensibly settled this litigation in 2003, with Sygate agreeing to pay royalties to the Company for the use of the Zone Labs patent.

Thereafter, Sygate breached the agreement with respect to the Zone Labs patent. As a result of negotiations between the Company and Sygate to resolve the patent dispute and the breach of the agreement, in June 2005 the Company entered into an agreement with Sygate to grant Sygate a non-exclusive perpetual license to the patent in exchange for a total lump sum payment of $18.5 million, receivable by the Company in four installments: $6 million at the time the agreement was entered into, and $3.125 million per installment in four quarterly installments on September 15, 2005, December 15, 2005, March 15, 2006 and June 15, 2006.

The Company believes that this transaction is part of its ongoing central operations and may pursue similar transactions from time to time. The Company has developed and is continuing to develop an intellectual property and patent portfolio around network and computer security. The Company’s core business is the licensing of its intellectual property rights through the sale of a wide range of software and combined hardware and software products and services that enable its customers to communicate securely over the internet. The Company considers this type of transaction to be similar to, and an integral part of, its revenue generating business, and chose to receive a lump sum payment from the sale of a perpetual license rather than receive ongoing royalties or subscription payments.

We recognized revenue on this transaction in accordance with SAB Topic 13. We specifically considered the following criteria:

—	Persuasive evidence of an arrangement: A signed agreement exists.

—	Delivery and performance: The performance was complete upon execution of the agreement, which was the date on which the Company granted Sygate the license to use the patent. There are no future deliverables under this agreement, nor is there any continuing involvement by the Company.

—	Fixed or determinable sales price: Footnote 5 to Topic 13 in SAB 104 indicates that the Staff believes that the guidance in paragraph 26 and paragraphs 30-33 of SOP 97-2 is appropriate for all sale transactions where authoritative guidance does not otherwise exist. In this instance, the fee is not subject to any refund or adjustment; as such paragraph 26 is not applicable. Furthermore, paragraphs 30-33 of SOP 97-2 are not applicable to this transaction. Sygate is not a reseller of the Company’s products. Sygate will use this patent in its own products. There is no risk of technological obsolescence since the patent has been used by the Company since November 1999 and will expire in 2017. The payment term, as stated above, is significantly shorter than the period in which Sygate can use the patent.

—	Collectibility: At the outset of the agreement in June 2005, the Company determined that collectibility was not reasonably assured and revenue was recognized in the second and third quarters of 2005 when payments were received. Thereafter, in October 2005, Sygate was acquired by Symantec. The Company determined that Symantec was financially sound. Symantec is a publicly traded company with total equity of over $3 billion, and has positive cash flow. In addition, Symatec acknowledged the agreement between Sygate and the Company by a letter dated October 2005. As such, the Company determined that collectibility was reasonably assured and the remaining revenues were recognized in the fourth quarter of 2005.

5.	We note from pages 30 and 39 that after the end of 2003, you began offering a more comprehensive subscription and support program that covers all of your products in a customer’s installed base rather than a separate program for each license. Tell us more about the terms of these arrangements. Indicate how the amount of revenue is determined and valued and how it complies with SOP 97-2. Tell us what consideration you gave to disclosing this revenue recognition policy.

The Company respectfully submits that, at the end of 2003, it moved from subscription and support programs which were based on single products (offering coverage for each of the license products separately) to a more comprehensive program. The new program is total account based insofar as it covers the entire install base of each customer. The purpose of this transition was to increase support coverage across a customer’s entire install base of the Company’s products.

The main difference between the programs is that the new program requires customers to cover their entire install base (all the Company’s licensed software products purchased to date) with the same level of coverage, with limited exceptions approved on a case by case basis. In the past, customers could purchase coverage only for part of their install base, such that they could select to purchase support services only for some of the licensed software products they purchased from the Company.

In both programs, the fee charged is calculated based on a percentage of the list price of the license software products. Under the prior program, the percentage was calculated based on the list price for the specific licensed software product for which the customer purchased support. Under the new program, the renewal prices for each service level offered are priced as a fixed percentage of the total gross value of the licensed software products purchased.

The Company determined that a substantial majority of its renewals are priced within a narrow range of plus or minus 15% of the list price structure detailed above, as set forth in the chart in response No. 3, and therefore determined that the actual prices charged demonstrates that VSOE of the fair value of undelivered software subscription and support exists.

The disclosure of our revenue recognition policy with regard to software subscription and support revenue which includes the above mentioned products is described in Note 2j in the Notes to Consolidated Financial Statements of the Company included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

6.	We note on page 33 of your Overview section that you develop, market and support combined hardware and software products, among other things. Tell us how you considered the guidance in EITF 00-21, EITF 03-05 and SOP 97-2 in determining the appropriate accounting literature to apply to arrangements involving hardware. Indicate what consideration you gave to disclosing your revenue recognition policy for hardware. Tell us the amount of revenue generated from hardware sales in each of the periods presented.

The Company respectfully submits that several of the Company’s products include both hardware and software components. The Company considered the guidance in EITF 03-05 to determine whether non-software deliverables included in an arrangement that contains software is more than incidental to the products or services as a whole and are included within the scope of SOP 97-2.

With respect to the sales of products by the Company that include hardware and software components, the Company believes that the software is essential to the functionality of the hardware, and as such the hardware is considered software-related, and, therefore, included within the scope of SOP 97-2. The Company sells the combined products as a whole and does not offer the hardware separately. As the hardware products are not sold as separate components and the software is essential to the functionality of the hardware, the Company considers the hardware to be software-related, and, therefore, did not include separate disclosure for hardware sales.

Revenue generated from sales of hardware totaled $3.9 million in 2003, $21.4 million in 2004 and $ 26.6 million in 2005, which are less than 10% of the Company’s revenues in each such period. Therefore, they have been combined with license revenues, as allowed by Regulation S-X, 5-03(b).

Form 6-K filed April 24, 2006

7.	We note the non-GAAP information furnished in the Form 6-K filed April 24, 2006, including the presentation of the Condensed Non-GAAP Consolidated Statement of Income and the Reconciliation Between GAAP to Non-GAAP Statement Of Income. These presentations do not appear consistent with our guidance and requirements regarding non-GAAP information. Following are such inconsistencies in greater detail:

—	In view of the nature, content and format of the presentation, we question whether it complies with Item 100(b) of Regulation G. In this regard, we note that the presentation of a full non-GAAP Consolidated Statement of Income creates the unwarranted impression that the presentation is based on a comprehensive set of accounting rules or principles.

—	The presentation includes numerous non-GAAP measures including various non-GAAP operating expense items, non-GAAP operating income, non-GAAP income before income taxes, non-GAAP taxes on income, non-GAAP net income, and non-GAAP earnings per share information. Note that each line item, sub-total or total, for which an adjustment has been made, represents a separate non-GAAP measure that must be separately identified and addressed in the accompanying disclosure. See Item 100(a) of Regulation G.

The Company supplementally advises the Staff that its objective in presenting non-GAAP financial measures in its earnings releases is to present the investment community with additional information that management considers in evaluating and operating the business internally, and management believes that such information is useful to investors’understanding of the Company’s on-going operations and prospects. However, the Company acknowledges the Staff’s view that its presentation of a full “Condensed Non-GAAP Consolidated Statement of Income” creates an unwarranted impression that the presentation is based on a comprehensive set of accounting rules or principles, and the Company will revise its disclosure in future earnings releases to eliminate this table. In future earnings releases, the Company proposes to present its “Condensed Consolidated Statement of Income” on a GAAP basis, and then follow this table with a reconciliation of its GAAP net income to non-GAAP net income, and a reconciliation of its GAAP earnings per diluted share to non-GAAP earnings per diluted share.

Furthermore, the Company respectfully submits that each of the non-GAAP financial measures identified by the Staff that were included in its earnings release that the Company furnished in its Report on Form 6-K filed with the Commission on April 24, 2006, other than non-GAAP net income, non-GAAP earnings per diluted share and total cash flow, excluding share buy back, will be eliminated from the Company’s future earnings releases. These additional non-GAAP financial measures were included in the “Condensed Non-GAAP Consolidated Statement of Income” table in the April 24 earnings release, and will not be presented in future earnings releases because the Company intends to eliminate the “Condensed Non-GAAP Consolidated Statement of Income” table from such releases, as noted above.

8.	In your Form 6-K filed on April 24, 2006, you disclose the non-GAAP measure of total cash flow excluding share buy back. If you continue to choose to present this measure, your report should include the disclosure requirements of Item 100 of Regulation G.

The Company supplementally advises the Staff that the presentation of total cash flow, excluding share buy back, is used by management to understand the Company’s results of operations and cash flow, and the Company’s management believes that the presentation of this non-GAAP financial measure enhances investors’ overall understanding of the Company’s financial performance. For example, within the parameters established by the Company’s Board of Directors, management has the discretion to increase or decrease the number of the Company’s ordinary shares that are repurchased in the share buy back program within a given period, and therefore the impact of the share buy back program on the Company’s total cash flow may vary from period to period. As such, the presentation of the Company’s total cash flow, excluding share buy back, provides a useful metric to the Company’s management and investors that allows for a period to period comparison of cash flow from the Company’s core operations.

The Company respectfully submits that it intends to continue to present total cash flow, excluding share buy back, in its future earnings releases. The Company will revise its presentation of this non-GAAP financial measure in future earnings releases, and will include the disclosure required by Item 100 of Regulation G in such future releases.

Acknowledgment

In connection with the foregoing responses to the Staff’s Comment Letter, the Company acknowledges that:

■	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, and the Company’s Report on Form 6-K filed on April 24, 2006;

■	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, or the Company’s Report on Form 6-K filed on April 24, 2006; and

■	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns with respect to the foregoing, please contact the undersigned at +972-3-7534929 or by facsimile at +972-3-753-4940, or John Slavitt at (650) 628-2110 or by facsimile at (650) 649-1975.

Sincerely, /s/ Eyal Desheh Eyal Desheh Chief Financial Officer

cc:	John Slavitt, Esq., General Counsel, Check Point Software Technologies, Inc. Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati, P.C. Allison B. Spinner, Esq., Wilson Sonsini Goodrich & Rosati, P.C.